Exhibit (d)(1)(M)

STOCK APPRECIATION RIGHTS AGREEMENT

        This Agreement ("Agreement") made effective as of the ___ day of February, 2003 between NuVox, Inc., a Delaware corporation ("Company"), and _____________________ ("Awardee"):

        WITNESSETH THAT:

        WHEREAS, Awardee has previously been granted the options to purchase shares of stock of the Company described on Annex A hereto ("Options"); and

        WHEREAS, the Board of Directors of the Company has adopted the NuVox, Inc. 2002 Stock Incentive Plan ("Plan") pursuant to which, among other things, Stock Appreciation Rights may be granted to employees of the Company (the capitalized terms used herein which are not otherwise defined herein are used herein as defined in the Plan); and

        WHEREAS, the Board has approved a program under which holders of NuVox's outstanding employee stock options have been given the opportunity to exchange such options for Stock Appreciation Rights; and

        WHEREAS, Awardee has elected to participate in such program and to accept the offer to exchange the Options for Stock Appreciation Rights under the terms hereinafter set forth; and

        WHEREAS, the Company desires to grant to Awardee Stock Appreciation Rights in exchange for the Options; and

        NOW, THEREFORE, in consideration of the premises, and of the mutual agreements hereinafter set forth, it is covenanted and agreed as follows:

        1.    Grant Subject to Plan.  These Stock Appreciation Rights are granted under, and are expressly subject to, all the terms and provisions of the Plan, which provisions and defined terms are incorporated herein by reference.

        2.    Grant and Terms of Stock Appreciation Rights Award.  Pursuant to action taken by the Compensation Committee of the Board ("Committee"), which action was taken on December 5, 2002 (the "Date of Grant"), Awardee is granted Stock Appreciation Rights in respect of __________ shares of the Common Stock of the Company. Payment in respect of the Stock Appreciation Rights shall be as follows:

        Subject to the eligibility requirements set forth below, upon the occurrence of a Liquidity Event (as hereinafter defined), Awardee will be paid an amount equal to the number of shares of Common Stock in respect of which the Stock Appreciation Rights are granted, multiplied by the increase (if any) in the Fair Market Value per share of Common Stock (determined as provided in the Plan) as of the date of the Liquidity Event over the grant price of Stock Appreciation Rights, which is $1.14 per share. Such amount shall be paid in cash, in shares of Common Stock and/or other securities of the Company, or a combination of any of the foregoing, as shall be determined by the Committee at or prior to the date of payment.

        Awardee's Stock Appreciation Rights will be fully vested on the 60th day after the Date of Grant. In order to be eligible to receive payments in respect of these Stock Appreciation Rights, Awardee must be an employee of the Company on the Date of Grant and remain an employee until the Stock Appreciation Rights are fully vested. If Awardee's employment terminates prior to the occurrence of a Liquidity Event on account of death, Retirement or Disability, or involuntary termination by the Company without Cause or voluntary termination by Awardee for Good Reason, Awardee's rights hereunder shall be unaffected. If Awardee's employment terminates prior to the occurrence of a Liquidity Event for any other reason, Awardee's Stock Appreciation Rights shall be forfeited.

        For purposes of this Agreement, "Liquidity Event" means the first to occur of a Change in Control, IPO, or a dissolution of the Company.

        3.    Adjustment for Changes in Capitalization.  In the event of any recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event which affects the Common Stock or the value of the Stock Appreciation Rights, the Committee shall make such adjustment as it considers appropriate in order to prevent dilution or enlargement of rights of Awardee, and such adjustment shall become effective for purposes of these Stock Appreciation Rights without any action by Awardee and without the requirement for any consent by Awardee.

        4.    Taxes.  The Company is authorized, at its option, to withhold from the amount of any payment under the Stock Appreciation Rights, the amount of any tax attributable to any payment under the Stock Appreciation Rights.

        5.    Non-Transferability.  These Stock Appreciation Rights may not be assigned, transferred or in any manner encumbered, except in the event of the death or mental incapacity of Awardee. Except as provided above, any attempted assignment, transfer, mortgage, pledge or encumbrance in respect of these Stock Appreciation Rights shall be void and of no effect.

        6.    Surrender of Rights under Option.  In consideration of the grant of the Stock Appreciation Rights hereunder, Awardee surrenders all rights under the Options and agrees that the Options shall be cancelled and of no further effect, without any further action by Awardee or the Company.

        7.    Tenure.  The grant of these Stock Appreciation Rights shall not entitle Awardee to continue in the employ of the Company or any of its subsidiaries.

        8.    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri without regard to the principles of conflicts of law which might otherwise apply.

        IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer, and Awardee has signed this Agreement to evidence his acceptance of the option herein granted and of the terms hereof, all as of the Date of Grant.

NUVOX, INC.
By
Awardee

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Annex A

NUVOX, INC.
16090 Swingley Ridge Road, Suite 500
Chesterfield, Missouri 63017

STATEMENT OF STOCK OPTIONS

For:

The following is a listing of Options granted to you by NuVox, Inc. under NuVox’s 1998 Stock Incentive Plan, the NuVox/TriVergent Employee Incentive Plan and/or NuVox’s 2001 Stock Incentive Plan.

Please use this information to complete your Letter of Transmittal.

NuVox’s 2001 Stock Incentive Plan

Grant Date	Original Strike Price	Original Issue # of Shares	As Converted # of Shares by Options (1)	As Converted # of Shares by Exercise Price (1)
	$.59			$59.00
	$.59			$59.00
	Total

Gabriel/TriVergent and NuVox’s 1998 Stock Incentive Plan

Original Strike Price	Original Issue # of Shares	As Converted # of Shares by Options (1)	As Converted # of Shares by Exercise Price (1)

Total

Total Shares Subject to Tender:

(1)Converted number of shares and converted strike price reflects 100 to 1 conversion pursuant to plan of re-capitalization effective July 9, 2002.

Questions: ShareholderRelations@NuVox.com

Information as of December 31, 2002

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